         (8) (b) Amendment to Administrative Agreement dated May 30, 1996

                         ADDENDUM TO SERVICE AGREEMENT
                                 BY AND BETWEEN
                     ACACIA NATIONAL LIFE INSURANCE COMPANY
                                      AND
                    FINANCIAL ADMINISTRATIVE SERVICES, INC.

Effective May 30, 1996, the Service Agreement dated September 1, 1995 by and between ACACIA National Life Insurance Company and Financial Administrative Services, Inc., is hereby amended as follows:

1. Replace all references to ACACIA Mutual Life Insurance Company by ACACIA National Life Insurance Company.

2. Add to Exhibit H the following product description labeled "Variable Annuity," dated 02/28/96 which is attached hereto and made a part of the Addendum.

3. Add to Exhibit C the schedule labeled "Pricing Schedule for VA" which is attached hereto.

In Witness Whereof, the parties hereto executed this Addendum as of the date of this Agreement.


ACACIA NATIONAL LIFE                    FINANCIAL ADMINISTRATIVE
INSURANCE COMPANY                       SERVICES, INC.


By:                                     By:
    -----------------------------          ------------------------------

Title:                                  Title:
      ---------------------------             ---------------------------

Date:                                   Date:
     ---------------------------             ----------------------------

                                                                       EXHIBIT C

                     PRICING SCHEDULE FOR VARIABLE ANNUITY

SYSTEM IMPLEMENTATION FEE

         INITIAL SET UP:     $75,000

         ) Loading all appropriate plan parameters to establish the customers' product(s) in the FAS Data Processing environment.

         ) Implementing the billing, premium collection and commission payment process.

         ) Formatting and implementing of the Policyholders' Annual Statement and other client-specific forms.

         ) Implementing of accounting subsystem procedures and chart of accounts.

         )       Workflow.

         )       Administrative procedures.

         )       System testing with appropriate user sign-off.

         )       Implementation of appropriate management reporting.

         )       Implementing Voice Response Unit standard script.

         )       Business specs.

         )       Trade System.

         )       Work in progress.

SYSTEM MODIFICATIONS

The following are modifications that have been identified as of the date this Addendum. All subsequent modifications will be approved as separate service requests outside of this Agreement.

         )       Marketer Interfaces.                                        $ 2,400

         )       Age of Premium Surrender Charge.                            $ 4,200

         )       Guaranteed Death Benefit.                                   $ 3,600

         )       Nursing Home Rider.                                         $ 2,400

         )       Scheduled Reallocation of Fixed Fund Interest.              $ 7,200

         )       Free Withdrawal.                                            $12,000
                                                                             -------

         )       Total Modification.                                         $31,800
                                                                             =======

ADMINISTRATIVE SERVICES - MONTHLY BILLING

Policy Issue

                          FULL POLICY ASSEMBLY SERVICE

                   Per Policy Fee            In-Force Policy Count
                      $ 15.00                         1 - 5,000

                        14.50                    5,001 - 10,000
                        14.00                   10,001 - 15,000

                        13.50                   15,001 - 20,000

                        13.00                          20,000 +

Administration Fees
                        ACTIVE POLICIES - PREMIUM PAYING


                                         MONTHLY FEE                    ANNUALIZED
                                             3.40                         40.80


                               Inactive Policies
                          $ .50 per month per policy.

Minimum Monthly Administration Fees = $ 7,000 and applies to all products in total that are included in this Agreement. Policy issue fees are not subject to the minimum monthly administration fee.


                                VARIABLE ANNUITY
                         DELIVERY AND PAYMENT SCHEDULE*

Target Date will be the date the work is completed.

CYCLE:                                                                               FEE**
------                                                                               -----
         Contract signed                                                             20%

CYCLE 1:                                                                             20%
--------
         New Issues
         Delivery Package
         Issue Calcs
      )  Surrender Charges
      )          Fund Allocations
         )       Premium Limitations
         )       Policy Fees
      )          Gain/Loss
         Payment Process-mg
         )       Initial Payment
         )        Subsequent Premium
         )       1035 Exchange
         Bills
         Confirmations
         Fund Transfers
         Fund Level M&E
         ALS Accounting

Cycle 2:                                                                                      20%
--------
         Policy  Changes
         )       Billing Changes
         )       Address Changes
         )       Allocation Changes
         Partial Withdrawals
         Fixed Fund Interest Reallocation
         Account Rebalancing
         Dollar Cost Averaging
         Guaranteed Death Benefit
         Quarterly Statements
         MACOLA/General Ledger Interface
         Valuation Interface
         Field Compensation Interface (FCS)

CYCLE 3:                                                                                      20%
--------
         Free Look Processing
         Death Processing
         Full Surrender Processing
         Reversals
         Undo/Redo
         Life Guide Interface
         Reinsurance Interface
         Trade System
         VRU Interface
         TSA Loan Processing

CYCLE 4:                                                                                      20%
--------
         Outstanding System Problem Report Clean-up

* Payment to be provided within 30 days of delivery, except as stated below.

         The production date is scheduled for July 1, 1996. Customer and FAS acknowledge that the implementation and modification fees are fixed, and are based upon the work as described herein to be completed on or before the production date. Once Customer has accepted and approved Cycle 4, Customer agrees to pay the outstanding balance of the above fees and to the commencement of services and associated administrative fees on the above production date.

**       % of System Implementation plus cost for Modifications and Interfaces.


                           VARIABLE ANNUITY - 2/28/96

SECTION I - PRODUCTS NEEDS ANALYSIS:

We believe the majority of initial sales will be done by the Acacia career field force. We must also be cognizant of the fact that many sales in the next 24 months will come from people "we've not yet met." By this, we're referring to people who will come to a center by:

         (a)     individual recruiting by MD's
         (b)     acquisition  (example: Orange County Financial Center)
         (c)     T.A.G. "1099" brokers.

The reason this is mentioned is that the design of this product must maintain a delicate balance. On one hand, the product must be profitable for The Acacia Group and we believe we can accomplish this since our career field force does not require the most competitive product "on the street." On the other hand, the product cannot be "2nd class" because as we seek to attract new people to the organization their first questions revolve around our product portfolio.
We believe the best way to maintain this delicate balance is to set a target for total Basis Points (B.P.'s) that will come out of the product for all expenses. These expenses include:

         (a)     mortality and expense charges
         (b)     fund management fees
         (c)     ongoing fund value based policy fee (if any).

The target does not take into account any flat policy fee. We believe our total target for these expenses should be between 210 and 220 B.P.'s. If we could have a profitable product and "take less out" and maintain competitive features, a lower B.P. target would be even better and could create additional sales.

Both Acacia career account managers and independent brokers should be comfortable recommending this product. The contract is designed to aid individuals in long-term accumulation planning for retirement and will offer a fixed account option in addition to the variable options.

One target market for the product includes clients approximately age 50 who are 10 to 15 years from retirement. Additionally, there is a mature market where the tax deferral aspect of annuities has great appeal. These clients have accumulated a nest egg, but are not drawing income from it at present. These prospective clients range in age from 55 to 95. The competitive target will be the cash surrender value at the end of the surrender charge period.

Projected Sales:

We are projecting sales of 30,000,000 in our first 12 months of full production. Average case size is projected to be $12,000. This would result in 2,500 policies. 20% or 500 of those are expected to have ongoing premiums. The other 2,000 policies would be one time payments. It is projected that the 500 policies receiving ongoing premium would average $3,000 in first year deposits. Average first year premium for one time payment policies would be $14,250.

We project that sales would fall in these age ranges:

                                                   % of Sales
         Age Range                                 (by premium amount)
         ---------                                 -------------------
         20 -  30                                           5
         30 -  40                                           12
         40 -  50                                           20
         50 -  60                                           25
         60 -  70                                           21
         70 -  80                                           12
         greater than 80                                     5


Preferred Compensation Design:

(1) It is preferred that Acacia account managers receive the same compensation (including % commission and ECD factor) as the fixed annuity portfolio. If it turns out there is not as much "juice" in the product our fall back (although not the preferred ) is a reduced ECD factor. We believe this compensation schedule will have 2 major impacts:

         (a) It will be compelling for any Acacia account manager to place Variable Annuity business with us once these commissions will not be subject to Broker/Dealer pass through.,

         (b) New account managers in particular will be drawn to the Acacia product. If we're competitive and pay fairly, why would they look elsewhere? Even if they were to look outside (Marketing will need to develop rules with regard to whether Class II will still be allowed, a new account manager's broker/dealer pass through is generally very low.

         We are hoping for a dual commission; dual back end product. Specifications would be similar to the North American Security Life Products Venture (a traditional fully loaded product) and Vision. The Vision product has a 3 year, 3% back end. Commissions are total Gross Dealer Reallowance divided by 5, then paid over 5 years (example:
         G.D.R. is 6%, Vision pays 1.25% per year for 5 years then the traditional .25 B.P.'s trailer). This compensation schedule has an appeal to the fee based planning Community. We can probably gather some intelligence through Doug Wood of Wood Logan (N.A.S.L.'s Marketing arm) about their experience with this pricing. Our prediction is that initial sales will be heavily tilted toward the traditional fully loaded product, but that 24 months from now, we would be glad to have the "Levelized" commission, too.


(2) Our product must have trailer commissions. This will be challenging because the norm for trailer commissions is becoming 25 B.P.'s starting in month 13. Since we are concerned with our 210-220 B.P. target, it is interesting to note that our career account managers don't need a full 25 B.P. trailer if there is no Broker- Dealer pass through, the brokerage community continues to need a full 25 B.P. trailers.

(3) (a) It is preferred that National Associates be paid in same amounts as currently (3 1/2% commission plus 50% E.R.A.).
         (b) We recommend that we look forward to how T.A.G. "1099's" will be paid. This distribution system will require a 6% G.D.R.

(4) Per previous discussions, it is important that we put trailing commissions on the fixed annuity portfolio. This could have 2 desired effects.

         (a)  improved persistency on that block of business.
         (b) ongoing compensation similar to the variable so a minimum disparity between the two exists.


SECTION II - PRODUCT SPECIFICATION

The product will be developed with one contract covering two objectives:

         (a)     accepting flexible premiums
         (b)     accepting single premiums

THE CONTRACT WILL BE OFFERED ON BOTH A QUALIFIED AND NON-QUALIFIED BASIS.

Minimum Premium Deposit:

The total premium paid during the first year must be at least $300. No additional premium payments are required. If the policyowner chooses, additional premium payments will be accepted. Each premium must be at least $30. However, if after five years, the total account value is less than $2000 for twelve consecutive months we may exercise our right to terminate the contract.

Maximum Annual Premium Deposit:

$500,000 limit into the general account without prior approval by the Exception Committee. There is no limit on the amount of deposits into the variable accounts.

Issue Ages:

0 - 85

The contract can be issued from ages 0 - 85. However, no subsequent deposits will be accepted after age 75.

Maturity Age:   90

At maturity, the policyowner will select from among Acacia's settlement options. There will be no variable payout available.

Death Benefits:

The contract will guarantee a death benefit for issue ages up to age 75. This death benefit will be redetermined every five years. The last adjustment will be at age 80. In the first five year period, the guaranteed death benefit is equal to the sum of' the premiums paid less any partial withdrawals. Every five years thereafter the guaranteed death benefit is the greater of the current guaranteed death benefit or the current account value. In all years the guaranteed death benefit will never be lss than premiums paid less any withdrawals.

For those over issue age 75, the death benefit will always be at least equal to the total premiums paid less any withdrawals. Surrender Charges will not be deducted at the time of death.


Contract Charges:

Policy Fee:                                 $3.50 will be deducted monthly
                                            beginning with beginning with the
                                            first premium deposit.  The policy
                                            fee will be waived anytime the
                                            account value exceeds $50,000.

Asset Based Administrative Charge:          10 basis points applied annually to
                                            the account value in the variable
                                            accounts on the anniversary.

Mortality and Expense Risk Fee (M&E):       125 basis points applied annually to
                                            the account value in the variable
                                            accounts on the anniversary.  The
                                            M&E is guaranteed to decrease by
                                            five basis points beginning in year
                                            16 until it reaches 50 basis points
                                            at the end of year 30.

Each fund manager charges an asset based charge to reimburse themselves for managing the fund. The fees vary by fund and are deducted on a daily basis from the amounts in each of the allocated funds.

Premium taxes are deducted from the premium if the policy is issued in a state with premium taxes.

Surrender Charges:
------------------
Years 1 - 3                  8%
Year 4                       6%
Year 5                       4%
Years 6+                     0%

The surrender charge is a percentage of premium and applies only to those payments received within five years of the date of the surrender. The calculation will be on a first in first out basis. Partial surrenders will be charged based on the above schedule.

Surrender Charges will be waived if the policyowner wishes to make withdrawals as part admittance to a nursing home. Acacia will be responsible for determining whether or not the charges are waived.

Liquidity Features:

         10% Non Cumulative Free Withdrawals:

                 The percentage is applied on an annual basis to the total premiums paid less any previous withdrawals as of the last anniversary. The withdrawal will be processed pro rata across all fund allocations. Less than 10% can be taken at a time and more than one withdrawal can be made in a year as long as the total in a year does not exceed 10%. If the policyowner takes less than 10% in a year, the remaining amounts can not be carried over to the next year. This feature is not cumulative.

         Withdrawal of any earnings arising from the policy year across all funds including the general account free of Surrender Charges. Any remaining earnings amounts, in the fixed account may be transferred as part of the transfer provisions.

         Systematic Partial Withdrawals:

                 Policyowners choosing this option will withdraw a level dollar amount of their account value on a periodic basis. Any withdrawals in excess of the 10% free will be charged a partial Surrender Charge. Included with this feature is complete tax reporting capabilities.

         Transfers:

                 We will allow unlimited transfers among the variable accounts if the policyowner has made deposits into the general account, we will allow a maximum transfer from this account of 10% of premiums paid less withdrawals and 100% of the interest earnings in this account into the variable accounts per year. In addition, these transfers may occur on a systematic basis if the policyowner so chooses. In this case the client will be asked to indicate which variable accounts the transferred funds will be placed. These provisions are in addition to the 10% free withdrawal right. If a client is utilizing both the free withdrawal and transfer rights then any free withdrawals should be processed first. The combination of the free withdrawal and transfers will require us to consider funds interest first, free withdrawals second, then premium.

         Loans:
                 Loans will be available for only the qualified market. Loans are subject to provisions of the Internal Revenue Service Code and to applicable retirement program rules. We will use FAS base system loan functionality without modification to process loans. No loan requests will be accepted directly from the policyowner for other than a 403(b) (TSA) plans. Retirement plan fiduciaries for all other qualified plans will be responsible for calculating the proper loan amounts, communicating the proper loan amounts to FAS, and preparing the proper tax reports.

                 Loan interest rate:  6% payable in arrears

                 Impaired interest rate:  4%

                          This is the interest rate credited to the collateral fund while the loan is outstanding.

                 Maximum loan value: Maximum allowed by the plan and the tax law.

                          The loan amount will be transferred on a pro rata basis across all fund allocations, to the general account.

Allocation Options:

The policyowner may choose to use automatic rebalancing. At the end of the quarter (or another time period as specified by the policyowner), the funds will be redistributed to the allocation percentages chosen by the policyowner.

Instead of developing their own allocation percentages, the policyowner may use one of the 10 predefined Ibottson models. The policyowner uses a risk profile questionnaire to determine which allocation model to choose. This program includes automatic rebalancing to the chosen model.

Dollar Cost Averaging is a third allocation option. The policyowner will specify an amount and the frequency to be transferred from the money market account into the chosen funds.

Investment Options:        (Management fees in parentheses)
Alger American Growth Portfolio (.86)
Alger American Mid Cap Growth Portfolio (.97)
Alger American Small Capitalization Portfolio (.96)
Acacia Capital Corporation CRI Money Market Portfolio (.57) Acacia Capital Corporation CRI Balanced Portfolio (.93)
Acacia Capital Corporation CRI Strategic Growth Portfolio (1.56) Dreyfus Stock Index Fund (.41)
Neuberger & Berman Limited Maturity Bond Portfolio (.66) Neuberger & Berman Growth Portfolio (.97)
Strong Advantage Fund II (.60)
Strong Asset Allocation Fund II (.80)
Strong International Stock Fund II (1.00)
Strong Discovery Fund II (1.00)
Van Eck Gold and Natural Resources Fund (1.00)
Acacia National Life Insurance Company Fixed Account (N/A)

Fixed Account Options:

         Initial Investment Guarantee Periods:

                 Acacia will offer the policyowner recurring one year guarantees.

                 No market value adjustment will be made on any fixed account transactions.

                 The minimum guarantee interest rate is 4%.

Compensation:

The Account Manager and Brokers will be able to select between two compensation schedules. The main difference between the two schedules is the percentage of premium. One schedule has a higher percentage of premium with a lower trailer that begins in a later year. This is referred to as the Heaped Schedule. The second schedule is referred to as Levelized because the compensation is lower on each deposit but the trailer begins at the end of the first year at a higher rate resulting in a compensation package that is more level from year to year.

The commissions will be paid on an attained age basis. If the policy was issued to a 65 year old and no further premiums were receive until age 70, the commission on the new premium will be based on the age 70 and over rates.

Heaped Schedule:

         Ages up to 70

                 3.00% of Premium paid at the time the premium is received. 10 Basis Points applied to the Account Value effective on the 5th policy anniversary. This will continue to be paid for the life of the contract

         Ages 70 and over

                 2.25% of Premium paid at the time the premium is received. 10 Basis Points applied to the Account Value effective on the 5th policy anniversary. This will continue to be paid for the life of the contract.

         ECD Conversion Factor 165 - this factor is used to determine the bonus and benefits to be paid to the Account Manager and the compensation for the MD.

Levelized Schedule:

         Ages up to 70

                 1.50% of Premium paid at the time the premium is received. 25 Basis Points applied to the Account Value effective on the lst policy anniversary. This will continue to be paid for the life of the contract.

         Ages 70 and over

                 1.125% of Premium paid at the time the premium is received.
                 25 Basis Points applied to the Account Value effective on the 1st policy anniversary. This will continue to be paid for the life of the contract.

                 ECD Conversion Factor 165

There will be no difference in the interest rate or commission paid based on the size of the deposits. This is otherwise known as banding.

For the brokers and PPGAs the following percentages will apply:
Heaped Schedule:

         Ages up to 70

                 5.00% of Premium paid at the time the premium is received. 10 Basis Points applied to the Account Value effective on the 5th policy anniversary. This will continue to be paid for the life of the contract.

         Ages 70 and over

                 3.75% of Premium paid at the time the premium is received. 10 Basis Points applied to the Account Value effective on the 5th policy anniversary. This will continue to be paid for the life of the contract.


Levelized Schedule:

         Ages up to 70

                 3.00% of Premium paid at the time the premium is received. 32 Basis Points applied to the Account Value effective on the 1st policy anniversary. This will continue to be paid for the life of the contract.

         Ages 70 and over

                 2.25% of Premium paid at the time the premium is received. 32 Basis Points applied to the Account Value effective on the 1st policy anniversary. This will continue to be paid for the life of the contract.